Exhibit 3.1
CERTIFICATE OF FORMATION
OF
ETRE RESIDENTIAL, LLC
FIRST:           The name of the limited liability company is ETRE Residential, LLC
SECOND:      The address of its registered office in the State of Delaware is 1811 Silverside Road in the City of Wilmington, Delaware 19810, in the County of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.
THIRD:          Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation, on May 13, 2015.
/s/Farah Moiso
Farah Moiso,
Authorized Person